PROSPECTUS SUPPLEMENT                                Filed pursuant to 424(b)(5)

(To Prospectus dated October 16, 1997)                 Registration no. 333-5473

                                  $300,000,000

                             KERR-MCGEE CORPORATION
                       $150,000,000 6.625% NOTES DUE 2007

                    $150,000,000 7.125% DEBENTURES DUE 2027
                          ---------------------------

                    Interest Payable April 15 and October 15
                          ---------------------------
     The 6.625% Notes due October 15, 2007 and the 7.125% Debentures due October 15, 2027 are herein referred to, respectively, as the "Notes" and the "Debentures", and collectively as the "Securities". The Notes or the Debentures may be redeemed at any time at the option of the Company, in whole or in part, at a redemption price equal to the sum of: (i) the principal amount of the Notes or Debentures being redeemed plus accrued interest thereon to the redemption date; and (ii) the Make-Whole Amount (as defined herein).

     The Securities will be represented by one or more global securities ("Global Securities") registered in the name of The Depository Trust Company (the "Depositary"), as Depositary, or its nominee. Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described in this Prospectus Supplement, Securities in definitive form will not be issued in exchange for Global Securities. Settlement for the Securities will be made in immediately available funds. The Securities will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Securities will settle in immediately available funds. See "Descriptions of the Securities".
                          ---------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
           SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
              OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==============================================================================================================
                                                 Price to             Underwriting           Proceeds to
                                                Public(1)             Discount(2)             Company(3)
--------------------------------------------------------------------------------------------------------------

Per Note.................................        99.685%                 .650%                 99.035%
--------------------------------------------------------------------------------------------------------------
Per Debenture............................        99.707%                 .875%                 98.832%
--------------------------------------------------------------------------------------------------------------
Total....................................      $299,088,000            $2,287,500            $296,800,500
==============================================================================================================

(1) Plus accrued interest, if any, from October 21, 1997.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".

(3) Before deducting expenses payable by the Company estimated at $125,000.
                          ---------------------------

     The Securities offered by this Prospectus Supplement are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the Securities will be made in book-entry form through the facilities of the Depositary against payment in immediately available funds on or about October 21, 1997.
                          ---------------------------

LEHMAN BROTHERS
                  CHASE SECURITIES INC.
                                     GOLDMAN, SACHS & CO.
                                                   MERRILL LYNCH & CO.

October 16, 1997

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SECURITIES FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE SECURITIES OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE SECURITIES. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

     Founded in 1929, Kerr-McGee Corporation ("Kerr-McGee" or the "Company") is an energy and chemical company engaged in three businesses: crude oil and natural gas exploration and production, coal mining and marketing, and inorganic industrial specialty chemicals manufacturing and marketing. Effective December 31, 1996, the Company merged its North American onshore exploration and production operations into Devon Energy Corporation ("Devon"), a publicly traded oil and gas exploration and production company. The Company received 9,954,000 shares of Devon common stock, representing an ownership interest in Devon of approximately 31%. The Company's principal areas of oil and gas exploration and production are the Gulf of Mexico, the North Sea, China, Southeast Asia and Yemen. The Company is among the largest non-integrated domestic energy companies in terms of total reserves with 312 million barrels of oil equivalent at December 31, 1996, including its proportional interest of Devon's reserves. Kerr-McGee ranks seventh among U.S. coal producers in production tonnage. The Company's coal mines include a large surface mine in the Powder River Basin in Wyoming and a modern underground mine in southern Illinois. Kerr-McGee is a global producer and marketer of titanium dioxide pigment, which is used in paint and plastics. Plants are located in the United States, Western Australia, and Saudi Arabia. The Company also produces electrolytic and specialty chemicals and pressure-treated forest products. In August 1997, the Company completed a $300 million stock repurchase program that began in 1995.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Securities offered hereby will be used to retire a portion of its outstanding commercial paper (with an average interest rate at June 30, 1997 of 6.09%) and indebtedness outstanding under variable interest rate credit agreements (with an average interest rate at June 30, 1997 of 6.08%).

     This financing is intended to reduce the Company's borrowings subject to short-term interest rate fluctuations. From time to time, the Company may undertake additional short-term or long-term borrowings for working capital or other general corporate purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges of the Company was 5.8, 2.2 and 2.9 for the years ended December 31, 1996, 1994 and 1993, respectively, and 6.4 for the six months ended June 30, 1997. The ratio of earnings to fixed charges of the Company was less than 1.0 for the years ended December 31, 1995 and 1992 (resulting primarily from unusual noncash charges); thus, earnings available for fixed charges were inadequate to cover fixed charges for such period by $80 million and $50 million in 1995 and 1992, respectively.

     For purposes of computing the ratio of earnings to fixed charges, earnings represent net income from continuing operations, plus income taxes and fixed charges, less capitalized interest. Fixed charges represent all interest, including the interest factor of rental expense.

                                 CAPITALIZATION

     The following table sets forth the unaudited capitalization of the Company and its consolidated subsidiaries as of June 30, 1997 and as adjusted to give effect to the sale of the Securities and the application of the estimated net proceeds thereof as described in "Use of Proceeds."

                                                                              AS
                                                               ACTUAL      ADJUSTED
                                                              --------    ----------
                                                              (DOLLARS IN MILLIONS)
Short-Term Borrowings.......................................    $   20       $   --
                                                                ======       ======

Long-Term Debt

  Debentures --
     7% Debentures due November 1, 2011, net of unamortized
      debt discount of $109 million.........................    $  141       $  141
     8 1/2% Sinking fund debentures due June 1, 2006........        22           22
     7.125% Debentures due October 15, 2027.................        --          150
  Commercial Paper(1).......................................        91          (95)
  Guaranteed Debt of Employee Stock Ownership Plan --
     9.61% Series B notes due in installments through
      January 2, 2005.......................................        51           51
  Notes --
     6.625% Notes due October 15, 2007......................        --          150
     Variable interest rate revolving credit agreements with
      banks
       $62 million due March 6, 2000; $100 million due
        December 4, 2001....................................       162           68
     Variable interest rate loan with bank..................         2            2
                                                                ------       ------
          Total Long-Term Debt..............................       469          489
  Long-term debt due within one year........................        --           --
                                                                ------       ------
            Total...........................................    $  469       $  489
                                                                ======       ======
Stockholders' Equity
  Common stock, par value $1.00 -- 150,000,000 shares
     authorized,
     54,035,727 shares issued...............................    $   54       $   54
  Capital in excess of par value............................       342          342
  Preferred stock purchase rights...........................         1            1
  Retained earnings.........................................     1,418        1,418
  Unrealized gains on available-for-sale securities.........         4            4
  Common stock in treasury, at cost -- 6,286,465 shares.....      (353)        (353)
  Deferred compensation.....................................       (59)         (59)
                                                                ------       ------

          Total Stockholders' Equity........................    $1,407       $1,407
                                                                ======       ======

          Total Capitalization..............................    $1,896       $1,896
                                                                ======       ======

---------------

(1) At June 30, 1997 Commercial Paper was temporarily reduced by $95 million.

                     SELECTED FINANCIAL AND OPERATING DATA

     The following table sets forth certain information regarding the Company's consolidated results of operations, financial position and operating data as of and for the periods indicated. The data presented below should be read in conjunction with the Company's consolidated financial statements and the notes thereto, which are incorporated by reference in the accompanying Prospectus. The following financial information is not necessarily indicative of future results of the Company.

                                                              SIX MONTHS      YEARS ENDED DECEMBER 31,
                                                                ENDED      ------------------------------
                                                               6/30/97      1996        1995        1994
                                                              ----------   ------      ------      ------
                                                           (DOLLARS IN MILLIONS, EXCEPT PER-UNIT AMOUNTS)
Sales
 Exploration and production.................................    $  347     $  874      $  690      $  633
 Chemicals..................................................       372        692         707         639
 Coal.......................................................       160        365         353         294
 Other......................................................         1         --           4          --
                                                                ------     ------      ------      ------
     Total..................................................    $  880     $1,931      $1,754      $1,566
                                                                ======     ======      ======      ======
Operating Profit (Loss)
 Exploration and production(1)..............................    $  101     $  204      $  (97)     $   74
 Chemicals(2)...............................................        37         85         122          92
 Coal(3)....................................................        21         75          43          45
 Other......................................................         1          7          (4)         (4)
                                                                ------     ------      ------      ------
     Total..................................................       160        371          64         207
Net Interest Expense........................................        17         44          45          38
Net Nonoperating (Income) Expense(4)........................       (17)         4          88          70
Income Tax Provision (Benefit)..............................        48        103         (45)         30
                                                                ------     ------      ------      ------
Income (Loss) from Continuing Operations(5).................       112        220         (24)         69
Income (Loss) from Discontinued Operations, Net of Income
 Taxes......................................................        --         --          (7)         21
                                                                ------     ------      ------      ------
Net Income (Loss)(5)........................................    $  112     $  220      $  (31)     $   90
                                                                ======     ======      ======      ======
Balance Sheet Data
 Working capital............................................    $  139     $  320      $  189      $   52
 Property, plant and equipment, net.........................     1,938      1,948       2,210       2,489
 Total assets...............................................     2,924      3,124       3,213       3,696
 Total debt.................................................       489        663         735         993
 Stockholders' equity.......................................     1,407      1,367       1,416       1,543
Cash Flow Information
 Net cash provided by operating activities..................       331        645         369         356
 Cash capital expenditures
   Exploration and production...............................    $   83     $  239      $  371      $  304
   Chemicals................................................        52        118          69          52
   Coal.....................................................        16         29          36          33
   Other and discontinued operations........................         6          6           8          21
                                                                ------     ------      ------      ------
     Total..................................................    $  157     $  392      $  484      $  410
                                                                ======     ======      ======      ======
Other Financial Data
 Current ratio..............................................       1.3        1.7         1.3         1.1
 Total debt to capitalization...............................        26%        33%         34%         39%
Operating Data
 Crude oil and condensate production (thousands of
   barrels/day)
   Domestic.................................................      25.2       30.6        28.9        25.5
   North Sea................................................      23.8       30.9        36.7        34.3
   China....................................................       8.6        3.7          --          --
   Other....................................................        --        3.4         4.8         7.5
                                                                ------     ------      ------      ------
     Total proprietary production...........................      57.6       68.6        70.4        67.3
   Proportionate interest in equity affiliate's
     production.............................................       7.4         --          --          --
                                                                ------     ------      ------      ------
       Total................................................      65.0       68.6        70.4        67.3
                                                                ======     ======      ======      ======
 Average price of crude oil sold (per barrel)
   Domestic.................................................    $19.19     $19.36      $15.69      $14.64
   North Sea................................................     19.49      19.08       16.31       15.15
   China....................................................     18.16      19.53          --          --
   Other....................................................        --      17.69       15.21       13.79
     Average................................................    $19.16     $19.16      $15.99      $14.81
 Total proprietary natural gas deliveries (MMCF/day)........       204        281         291         271
   Proportionate interest in equity affiliate's sales.......        59         --          --          --
                                                                ------     ------      ------      ------
     Total..................................................       263        281         291         271
                                                                ======     ======      ======      ======
 Average price of natural gas delivered (per MCF)...........    $ 2.49     $ 2.12      $ 1.52      $ 1.76
 Industrial and specialty chemical sales (thousands of
   tons)....................................................       237        446         445         381
 Coal sales (millions of tons)..............................      17.2       35.3        34.5        27.5

---------------

Includes unusual items as follows:

(1) Charges totaling $32 million in 1996 for FAS 121 asset impairments and the restructuring program; charges totaling $210 million in 1995 for FAS 121 asset impairments and the restructuring program.
(2) Charges totaling $5 million in 1996 for FAS 121 asset impairments and shut-down costs.
(3) Charges totaling $23 million in 1995 for FAS 121 asset impairments.
(4) Income totaling $20 million for the first six months of 1997 primarily for insurance settlements and gains on sales of securities; $22 million in 1996 for insurance settlements, gains on sales of securities and divestitures of oil and gas properties, partially offset by noncash charges primarily for environmental sites and pending litigation; charges totaling $27 million in 1995 primarily for environmental sites.
(5) After tax income of $13 million for the first six months of 1997; and after-tax charges of $10 million in 1996 and $161 million in 1995 as a result of the items described in preceding Footnotes 1 through 4.
Note: See Management Discussion and Analysis in 1996 Annual Report on Form 10-K and 1997 first and second quarter reports on Form 10-Q.

                         DESCRIPTION OF THE SECURITIES

GENERAL

     The Securities offered hereby will be limited to $300,000,000 aggregate principal amount, consisting of $150,000,000 principal amount of Notes and $150,000,000 principal amount of Debentures. Each Security will bear interest at the applicable rate per annum stated on the cover page of this Prospectus Supplement, payable semiannually on April 15 and October 15 of each year, commencing April 15, 1998, to the person in whose name the Security is registered, subject to certain exceptions as provided in the Indenture, at the close of business on April 1 or October 1 (each a "Record Date"), as the case may be, immediately preceding such April 15 or October 15. The Notes will mature on October 15, 2007, and the Debentures will mature on October 15, 2027. There is no provision for a sinking fund for the Securities.

REDEMPTION

     The Notes or Debentures may be redeemed at any time at the option of the Company, in whole or in part, at a redemption price equal to the sum of: (i) the principal amount of the Notes or Debentures being redeemed plus accrued interest thereon to the redemption date; and (ii) the Make-Whole Amount (as defined below), if any, with respect to the Notes or Debentures.

     Interest installments on a Note or Debenture specified by such Note or Debenture to be due on or prior to such redemption date will be payable to the holders of record on the relevant Record Date.

     As used herein:

     "Make-Whole Amount" means, in connection with any optional redemption of any Notes or Debentures, the excess, if any, of: (a) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date notice of such redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had not been made, to the date of redemption; over (b) the aggregate principal amount of the Notes or Debentures being redeemed.

     "Reinvestment Rate" means the yield on Treasury securities at a constant maturity corresponding to the remaining life (as of the date of redemption, rounded to the nearest month) to the stated maturity of the principal being redeemed (the "Treasury Yield") plus .10% with respect to the Notes and .10% with respect to the Debentures. For purposes hereof, the Treasury Yield shall be equal to the arithmetic mean of the yields published in the Statistical Release (as defined below) under the heading "Week Ending" for "U.S. Government Securities -- Treasury Constant Maturities" with a maturity equal to such remaining life; provided, that if no published maturity exactly corresponds with such remaining life, then the Treasury Yield shall be interpolated or extrapolated on a straight-line basis from the arithmetic means of the yields for the next shortest and next longest published maturities. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury Yield in the above manner, then the Treasury Yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by the Company.

     "Statistical Release" means the statistical release designated "H.15 (519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination, then such other reasonably comparable index which shall be designated by the Company.

     If less than all the Notes or the Debentures are to be redeemed, the particular Notes or Debentures or portions thereof to be redeemed shall be selected not more than 60 days and not less than 30 days prior to the redemption date by the Trustee from the outstanding Notes or Debentures not previously called for redemption, either pro rata, by lot or by another method the Trustee shall deem fair and reasonable, and the aggregate principal amounts to be redeemed must be equal to $1,000 or any integral multiple thereof.

BOOK-ENTRY SYSTEM

     The Notes and Debentures will each initially be represented by one or more Global Securities deposited with the Depositary, except as set forth below. The settlement of transactions with respect to each Global Security will be facilitated through electronic computerized book-entry changes in participants' accounts, thereby eliminating the physical movement of Security certificates. The Securities will be available for purchase in denominations of $1,000 and integral multiples thereof in book-entry form only.

     Upon the issuance of a Global Security, the Depositary or its nominee will credit, on its book entry registration and transfer system, the respective principal amounts of the individual Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary. Such accounts shall be designated by the Underwriters (as hereinafter defined). Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the Depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interest of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Securities.

     Payments of principal of, any premium on and any interest on individual Securities will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Securities. Neither the Company, the Trustee, any Paying Agent nor the Security Registrar for such Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary or its nominee, upon receipt of any payment of principal, premium or interest with respect to a Global Security, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name". Such payments will be the responsibility of such participants.

     If the Depositary is at any time unwilling, unable or ineligible to continue as depositary for a Global Security and a successor depositary is not appointed by the Company within 90 days, the Company will issue certificated Securities in definitive form in exchange for such Global Security. In addition, the Company may at any time determine not to have the Notes or the Debentures represented by a Global Security, and, in such event, will issue certificated Securities in definitive form in exchange for such Global Security. In either instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of certificated Securities in definitive form equal in principal amount to such beneficial interest in such Global Security and to have such certificated Securities registered in the owner's name. Certificated Securities so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons. If an event of default with respect to the Notes or Debentures shall have occurred, the Company will issue certificated Securities in definitive form in exchange for the Global Security.

SAME DAY SETTLEMENT AND PAYMENT

     Settlement for the Securities will be made by the Underwriters in immediately available funds. All payments of principal and interest to the Depositary will be made by the Company in immediately available funds.

     The Securities will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Securities will therefore settle in immediately available funds. No assurance can be given as to the effect, if any, of settlements in immediately available funds on trading activity in the Securities.

DEFEASANCE AND DISCHARGE

     The Company may discharge certain obligations to holders of Notes and/or Debentures, as the case may be, which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee by irrevocably depositing with the Trustee funds in an amount sufficient to pay at maturity the principal of and interest on such series of Securities.

     The Indenture also provides that the Company (i) will be discharged from all obligations in respect of Notes and/or Debentures, as the case may be, under the Indenture (excluding certain obligations, such as the obligation to pay principal of and interest on the Securities of such series then outstanding and obligations to register the transfer or exchange of such outstanding Securities of such series and to replace stolen, lost or mutilated certificates) or (ii) may omit to comply with the covenants described under "Description of Debt Securities -- Restrictions on Secured Debt, -- Restrictions on Sales and Leasebacks and -- Merger and Consolidation" in the accompanying Prospectus and certain other covenants, in either case upon the irrevocable deposit, in trust, of cash or U.S. Government Obligations which through the payment of interest and principal thereof in accordance with their terms will provide cash in an amount sufficient to pay any installment of principal of and interest on the outstanding Securities of such series at the stated maturity of such installments in accordance with the terms of the Indenture and such outstanding Securities, provided that the Company has received an opinion of counsel or a favorable ruling of the IRS to the effect that such a discharge or defeasance will not be deemed or result in a taxable event with respect to holders of the outstanding Securities of such series and that certain other conditions are met.

                                  UNDERWRITING

     Under the terms and subject to the conditions of the Underwriting Agreement dated the date hereof between the Company and the underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase, the principal amount of Securities set forth opposite its name below.

                                                       PRINCIPAL AMOUNT    PRINCIPAL AMOUNT
                     UNDERWRITER                           OF NOTES         OF DEBENTURES
                     -----------                       ----------------    ----------------
Lehman Brothers Inc..................................    $ 37,500,000        $ 37,500,000
Chase Securities Inc.................................      37,500,000          37,500,000
Goldman, Sachs & Co..................................      37,500,000          37,500,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated............................      37,500,000          37,500,000
                                                         ------------        ------------
     Total...........................................    $150,000,000        $150,000,000
                                                         ============        ============

     The Underwriting Agreement provides that the obligation of the Underwriters to pay for and accept delivery of the Securities is subject to the approval of certain legal matters by their counsel and to certain other conditions, including the conditions that no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending or threatened by the Securities and Exchange Commission. The Underwriters are obligated to take and pay for all the Securities offered hereby if any are taken.

     The Underwriters propose to offer all or part of the Securities directly to the public at the public offering price set forth on the cover page hereof and all or part to certain dealers at a price which represent concessions not to exceed .400% of the principal amount of the Notes and .500% of the principal amount of the Debentures. The Underwriters may allow, and any such dealer may reallow, concessions to certain other dealers not to exceed .250% of the principal amount of the Notes and .300% of the principal amount of the Debentures. After the initial public offering, the public offering price and such concessions may be changed.

     In connection with the offering, the rules of the Securities and Exchange Commission permit the Underwriters to engage in certain transactions that stabilize the price of the Securities. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Securities.

     If the Underwriters create a short position in the Securities in connection with the offering (i.e., if they sell a larger principal amount of the Securities than is set forth on the cover page of this Prospectus Supplement), the Underwriters may reduce that short position by purchasing Securities in the open market.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Securities. In addition, neither the Company nor any of the Underwriters makes any representations that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     In the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company does not intend to apply for listing of the Notes or the Debentures on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Securities as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Securities, and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of or trading markets for the Securities.

     The Underwriters and their affiliates engage in transactions, including commercial banking transactions, with and perform services for the Company and its affiliates in the ordinary course of business.

     In addition, an affiliate of Chase Securities Inc. is a lender to the Company, and will receive a portion of the amounts repaid by the Company under its credit agreements. See "Use of Proceeds."

                                  $325,000,000

                             KERR-MCGEE CORPORATION
                                DEBT SECURITIES

                             ---------------------

     Kerr-McGee Corporation may offer from time to time up to $325,000,000 aggregate principal amount of its debt securities (the "Debt Securities") on terms to be determined at the time of sale. The specific designation, aggregate principal amount, authorized denominations, purchase price, maturity, rate and time of payment of any interest, any redemption terms or other specific terms and any listing on a securities exchange of the Debt Securities with respect to which this prospectus is being delivered (the "Offered Debt Securities") are set forth in the accompanying Prospectus supplement (the "Prospectus Supplement"), together with the terms of the Offered Debt Securities.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

     The Debt Securities will be sold directly, through agents designated from time to time or through underwriters or dealers, as set forth in the Prospectus Supplement. If any agents of the Company or any underwriters are involved in the sale of the Offered Debt Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts are set forth in the Prospectus Supplement. The net proceeds to the Company from such sale are also set forth in the Prospectus Supplement.

                             ---------------------

                The date of this Prospectus is October 16, 1997

     NO DEALER, SALESMAN, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                             ---------------------

                             AVAILABLE INFORMATION

     Kerr-McGee Corporation is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission. Information as of particular dates concerning its directors and officers, their compensation, the principal holder(s) of securities of the Company and any material interest of such persons in transactions with the Company is disclosed in proxy statements distributed to stockholders of the Company and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. In addition, such reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which certain of the Company's securities are listed. Registration statements, reports, proxy statements and other information filed through the EDGAR system with respect to the Company are publicly available through the Commission's web site (http://www.sec.gov).
                             ---------------------

                 INCORPORATION OF CERTAIN DOCUMENT BY REFERENCE

     The Company's Annual Report on Form 10-K for the year ended December 31, 1996.

     The Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1997 and June 30, 1997.

     The Company hereby incorporates by reference in this Prospectus filed with the Securities and Exchange Commission:

     All documents filed by the Company pursuant to Section 13, 14, or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to Investor Relations, Kerr-McGee Corporation, P.O. Box 25861, Oklahoma City, Oklahoma 73125 (Telephone 405-270-3125).

                                  THE COMPANY

     Founded in 1929, Kerr-McGee Corporation ("Kerr-McGee" or the "Company") is an energy and chemical company engaged in three businesses: crude oil and natural gas exploration and production, coal mining and marketing, and inorganic industrial specialty chemicals manufacturing and marketing. Effective December 31, 1996, the Company merged its North American onshore exploration and production operations into Devon Energy Corporation ("Devon"), a publicly traded oil and gas exploration and production company. The Company received 9,954,000 shares of Devon common stock, representing an ownership interest in Devon of approximately 31%. The Company's principal areas of oil and gas exploration and production are the Gulf of Mexico, the North Sea, China, Southeast Asia and Yemen. The Company is among the largest non-integrated domestic energy companies in terms of total reserves with 312 million barrels of oil equivalent at December 31, 1996, including its proportional interest of Devon's reserves. Kerr-McGee ranks seventh among U.S. coal producers in production tonnage. The Company's coal mines include a large surface mine in the Powder River Basin in Wyoming and a modern underground mine in southern Illinois. Kerr-McGee is a global producer and marketer of titanium dioxide pigment, which is used in paint and plastics. Plants are located in the United States, Western Australia, and Saudi Arabia. The Company also produces electrolytic and specialty chemicals and pressure-treated forest products. In August 1997, the Company completed a $300 million stock repurchase program that began in 1995.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Debt Securities offered hereby will be used to retire outstanding debt and for general corporate purposes. Any specific allocation of the proceeds to a particular purpose that has been made at the date of the Prospectus Supplement will be described therein.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued under an Indenture (the "Indenture"), dated as of August 1, 1982 between the Company and Citibank, N.A., Trustee (the "Trustee"), a copy of which is incorporated by reference as an exhibit to the Registration Statement filed with the Securities Exchange Commission. References in the parentheses are to the indicated Articles or Sections of the Indenture. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definition therein of certain terms.

GENERAL

     The Indenture does not limit the amount of Debt Securities which can be issued thereunder and provides that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. Reference is made to the Prospectus Supplement for the following terms of the Offered Debt Securities: (i) the designation, aggregate principal amount and authorized denominations of the Offered Debt Securities; (ii) the percentage of their principal amount at which such Offered Debt Securities will be issued; (iii) the date on which the Offered Debt Securities will mature; (iv) the rate per annum, if any, at which the Offered Debt Securities will bear interest; (v) the times at which any such interest will be payable; and (vi) any redemption terms or other specific terms. Principal, premium, if any, and interest, if any, will be payable and the Debt Securities will be transferable at the corporate trust office of the Trustee, provided that payment of interest may be made at the option of the Company by check mailed to the address of the person entitled thereto as it appears in the Debt Securities register.

     The Debt Securities will be unsecured and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company.

     The Debt Securities will be issued only in fully registered form without coupons. No service charge will be made for any transfer or exchange of such Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

CERTAIN DEFINITIONS

     The term "Subsidiary" will be defined as a corporation a majority of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company or by the Company and one or more subsidiaries of the Company. The term "Restricted Subsidiary" will be defined as any Subsidiary (a) which is designated a Restricted Subsidiary by resolution of the Board of Directors, or (b) which owns or leases any Principal Property (as defined below), except that such term shall exclude any Subsidiary the principal business of which is leasing assets, financing the sale of products or holding the securities of other Subsidiaries. The term "Principal Property" will be defined as any mineral producing property capable of producing minerals in paying quantities and any manufacturing plant (together with the land upon which it is erected and fixtures comprising a part thereof) located in the continental United States owned by the Company or any Restricted Subsidiary, whether now owned or hereafter acquired (other than any facility hereafter acquired for the control or abatement of atmospheric pollutants or contaminants, water pollution, noise, odor or other pollution, or other facilities financed through the issuance of industrial revenue bonds, or similar types of financing), other than any such property or plant which, in the opinion of the Board of Directors of the Company, is not of material importance to the total business conducted by the Company and its Subsidiaries as a whole. The term "Consolidated Net Tangible Assets" will be defined as the aggregate amount of assets included on a consolidated balance sheet of the Company and its Restricted Subsidiaries, less applicable reserves and other properly deductible items and after deducting therefrom (a) all current liabilities and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all in accordance with generally accepted accounting principles consistently applied. The term "Funded Debt" will be defined to mean indebtedness for money borrowed, or evidenced by bonds, debentures or similar instruments or agreements whether or not for money borrowed having a maturity of more than one year from the date as of which the amount is determined or having a maturity of less than one year but which is renewable beyond one year from such date at the option of the borrower. The term "Debt" will be defined to mean notes, bonds, debentures or other similar evidences of indebtedness. The term "Mortgage" will be defined as a pledge, mortgage or other lien securing debt. (Sections 101 and 1008).

RESTRICTIONS ON SECURED DEBT

     If the Company or any Restricted Subsidiary shall after the date of the Indenture incur or guarantee any Debt secured by a Mortgage on any Principal Property owned or leased by the Company or any Restricted Subsidiary or on any shares of stock or Debt of any Restricted Subsidiary, the Company will secure or cause such Restricted Subsidiary to secure the Debt Securities equally and ratably with (or prior to) such Debt, unless after giving effect thereto the aggregate amount of all such Debt so secured together with the aggregate "value" of all sale and leaseback transactions (as defined in the Indenture) involving Principal Properties would not exceed 5% of the Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries. This restriction will not apply to, and there shall be excluded in computing secured Debt for the purpose of such restriction, Debt secured by (a) Mortgages on property of, or on any shares of stock or Debt of, the Company or a Restricted Subsidiary existing on the date of the Indenture, (b) Mortgages on property of, or on any shares of stock or Debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary, (c) Mortgages on property of a Restricted Subsidiary securing exclusively indebtedness of such Subsidiary owing to the Company or any other Restricted Subsidiary, (d) Mortgages in favor of governmental bodies to secure progress, advance or other payments, (e) Mortgages on property, shares of stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation) and certain purchase money and construction mortgages, (f) Mortgages on property of the Company or a Restricted Subsidiary to secure the payment of all or any part of the costs of exploration, drilling, mining or development thereof for the purpose of increasing the production and sale or other disposition of oil, gas or other minerals or any indebtedness incurred to provide funds for all or any such purposes and (g) any extension, renewal or refunding of any Mortgage referred to in the foregoing clauses (a) through (f) inclusive. This restriction will also not apply to sale and leaseback transactions the proceeds of which will be applied to the retirement of Funded Debt. The sale or other transfer of any interest in property of the character commonly referred to as a "production payment" shall not be deemed to create secured Debt. (Sections 1008 and 1009).

RESTRICTIONS ON SALES AND LEASEBACKS

     Neither the Company nor any Restricted Subsidiary may enter into any sale and leaseback transaction after the date of the Indenture involving any Principal Property unless (a) the transaction is one where the sale or transfer has occurred within 120 days after the completion of construction and commencement of full operation of the Principal Property, (b) the Company or such Restricted Subsidiary could mortgage such property pursuant to Section 1008 in an amount equal to the amount realized or to be realized upon such sale and leaseback transaction without equally and ratably securing the Debt Securities, or (c) the Company, within 120 days, applies to the retirement of its Funded Debt an amount equal to the market "value" of the Principal Property so leased. This restriction will not apply to any sale and leaseback transaction (a) between the Company (or a Restricted Subsidiary) and a Restricted Subsidiary, or
(b) involving the taking back of a lease for a period of less than three years. (Section 1009).

MERGER AND CONSOLIDATION

     The Indenture provides that no consolidation or merger of the Company with or into any other corporation, and no sale or conveyance of its property as an entirety, or substantially as an entirety, may be made to another corporation if, as a result thereof, any Principal Property would become subject to a Mortgage, unless either (i) the Debt Securities shall be equally and ratably secured with (or prior to) the Debt secured by such Mortgage, or (ii) such Mortgage could be created pursuant to Section 1008 (see "Restrictions on Secured Debt" above) without equally and ratably securing the Debt Securities. (Section
803).

MODIFICATION

     Certain modifications and amendments of the Indenture may be made by the Company and the Trustee only with the consent of the Holders of not less than 66 2/3% in aggregate principal amount of the Outstanding Debt Securities of all series issued under the Indenture which are affected by the modification or amendment (voting as one class); provided that no such modification or amendment may, without the consent of the Holder of each Debt Security affected thereby,
(i) change the stated maturity date of the principal of, or any installment of interest on, any such Debt Security; (ii) reduce the principal amount of, or the interest (or premium, if any) on, any such Debt Security (including in the case of a discounted Debt Security the amount payable upon acceleration of the maturity thereof or provable in bankruptcy); (iii) change the currency of payment of principal or interest (or premium, if any) on any such Debt Security;
(iv) impair the right to institute suit for the enforcement of any payment of the principal of, and premium, if any, and interest on any such Debt Security or adversely affect the right of repayment, if any, at the option of the Holder; or
(v) reduce the above-stated percentage of Holders of Debt Securities necessary to modify or amend the Indenture. A modification or amendment which changes a covenant or provision expressly included solely for the benefit of holders of one or more particular series is deemed not to affect the rights of Holders of Debt Securities of any other series. (Section 902).

     Modifications and amendments may be made by the Company and the Trustee without the consent of any of the Holders of Debt Securities (a) to evidence the succession of another corporation to the Company and its assumption of the obligations of the Company; (b) to convey to the Trustee any security the Company may desire or be required to convey; (c) to add to the covenants of the Company further covenants, restrictions or conditions for the protection of the Holders of all or any series of Debt Securities; (d) to provide for the issuance of Debt Securities in coupon form; (e) to establish the form or terms of Debt Securities of any series; (f) to cure any ambiguity or correct any defect in the Indenture or any other provision which shall not adversely affect the interests of any Holder; or (g) to evidence the acceptance of appointment of a successor trustee or permit administration of the trust by more than one trustee. (Section
901).

EVENTS OF DEFAULT

     The Indenture defines an Event of Default with respect to any series of Debt Securities as being any one of the following events and such other event as may be established for the Debt Securities of a particular series: (a) default for 30 days in any payment of interest on any Debt Security of such series; (b) default in any payment of principal, and premium, if any, on any Debt Security of such series when due; (c) default in the payment of any sinking fund installment when due; (d) default for 60 days after appropriate notice in performance of any other covenant in the Indenture; or (e) certain events in bankruptcy, insolvency or reorganization. No Event of Default with respect to a particular series of Debt Securities issued under the Indenture necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued thereunder. In case an Event of Default shall occur and be continuing with respect to any series of Debt Securities, the Trustee or the Holders of not less than 25% in aggregate principal amount of the Debt Securities then outstanding of the series (or of all the Outstanding Debt Securities in the case of defaults under clauses (d) and (e)) may declare the principal of such series (or of all Outstanding Debt Securities, as the case may be) to be due and payable. Any Event of Default with respect to a particular series of Debt Securities may be waived by the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of such series (or of all the Outstanding Debt Securities as the case may be), except in each case a failure to pay principal or premium, if any, or interest on such Debt Security. (Sections 501, 502 and 508).

     The Indenture provides that the Trustee may withhold notice to the Holders of the Debt Securities of any default (except in payment of principal or premium, if any, or interest or sinking fund payment) if it considers it in the interest of the Holders of the Debt Securities to do so (Section 602).

     Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Indenture provides that the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of the Holders of the Debt Securities unless such Holders shall have offered to the Trustee reasonable indemnity. (Sections 601 and 603). Subject to such provisions for indemnification and certain other rights of the Trustee, the Indenture provides that the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of all series shall have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section
508).

TRUSTEE'S RELATIONSHIP WITH ISSUER

     Citibank, N.A. is the Trustee under the Indenture and is also the Trustee under the Indenture dated as of June 1, 1976 under which the Company's 8 1/2% Sinking Fund Debentures due June 1, 2006 are outstanding.

     Citibank, N.A. has been from time to time and may in the future be a substantial lender to the Company. It is a depository for funds of the Company and performs other services for the Company in the normal course of business. The Indenture provides that the Company will indemnify the Trustee against any loss, liability or expense incurred without negligence or bad faith on the part of the Trustee in connection with the acceptance or administration of the trust created by the Indenture. (Section 607).

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities in any of three ways: (1) through underwriters or dealers, (ii) directly to one or more purchasers; or (iii) through agents. The Prospectus Supplement with respect to the Offered Debt Securities sets forth the terms of the offering of the Offered Debt Securities, including the name or names of any underwriters, the purchase price of the Offered Debt Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the Offered Debt Securities may be listed.

     If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Prospectus Supplement, the Debt Securities may be offered to the public either through underwriting syndicates represented by managing underwriters which will be named in the Prospectus Supplement or directly by one or more of such firms. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Offered Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Offered Debt Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Offered Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Offered Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

     Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Securities offered hereby will be passed upon for the Company by Russell G. Horner, Jr., Senior Vice President, Secretary and General Counsel of the Company, and for the purchasers by Simpson Thacher & Bartlett (a partnership that includes professional corporations), New York, New York. Simpson Thacher & Bartlett acts as counsel in various matters for the Company from time to time.

                                    EXPERTS

     The audited financial statements and schedule incorporated by reference in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report, which includes an explanatory paragraph with respect to adoption by the Company in 1995 of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", as explained in Note 11 to the 1996 financial statements.

=========================================================

     NO DEALER, SALESMAN, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT OR UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                          ---------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                            PAGE
                                            ----
The Company...............................  S-2
Use of Proceeds...........................  S-2
Ratio of Earnings to Fixed Charges........  S-2
Capitalization............................  S-3
Selected Financial and Operating Data.....  S-4
Description of the Securities.............  S-5
Underwriting..............................  S-8
PROSPECTUS
Available Information.....................    2
Incorporation of Certain Documents by
  Reference...............................    2
The Company...............................    3
Use of Proceeds...........................    3
Description of Debt Securities............    3
Plan of Distribution......................    6
Legal Matters.............................    7
Experts...................................    7

================================================

=========================================================

                                  $300,000,000

                             KERR-MCGEE CORPORATION

                           $150,000,000 6.625% NOTES
                                    DUE 2007

                         $150,000,000 7.125% DEBENTURES
                                    DUE 2027
                          ---------------------------

                             PROSPECTUS SUPPLEMENT
                                OCTOBER 16, 1997
                          ---------------------------
                                LEHMAN BROTHERS

                             CHASE SECURITIES INC.

                              GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

=========================================================